July 27, 2011

Board of Directors
CST Holding Corp.

Gentlemen:

I hereby resign as the President, Chief Executive Officer, Chief Financial Officer, and Treasurer of CST Holding Corp., effective as of the date hereof.

Furthermore, I resign as a member of the Board of Directors of the Company effective only and immediately upon compliance by the Company with the provisions of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder.

This resignation is not the result of a disagreement with management regarding the operations, policies or practices of CST Holding Corp.

Very truly yours,

/s/ Christine Tedesco
Christine Tedesco